Exhibit 99.1

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INNATE PHARMA

French société anonyme organized with a Supervisory Board and an Executive Board

Share capital of EUR3,945,638.55
Headquarters: 117, avenue de Luminy, 13009 Marseille
424 365 336 R.C.S. Marseille

(the « Company »)

Shareholders’ general meeting of 19 MAY 2020

RECTIFIED MEETING NOTICE

WARNING

Dear shareholders, in the evolving context of the coronavirus (Covid-19) epidemic and the fight against its spread, we draw your attention to the measures restricting any gathering of people announced by the French government on 16 March 2020.

The procedures for holding the Combined General Meeting have been adapted in accordance with Article 4 of Ordinance No. 2020-321 of 25 March 2020 adapting the rules for meetings and deliberations of the meetings and governing bodies of legal entities and entities without legal personality under private law due to the Covid-19 epidemic (the "Covid-19 Ordinance"). We invite you to refer to the rules for participation in the Combined General Meeting set out below.

INNATE PHARMA shareholders are informed that the Combined General Meeting will be held on 19 May 2020 at 11:00 a.m. at the Company's registered office.

The purpose of the Combined Shareholders' Meeting will be to deliberate on the following agenda:

AGENDA

I. Resolutions to be submitted to the ordinary shareholder’s meeting

Resolution n° 1 – Approval of the annual financial statements for the 2019 fiscal year

Resolution n° 2 – Approval of the consolidated financial statements for the 2019 fiscal year

Resolution n° 3 – Allocation of earnings for the fiscal year

Resolution n° 4 – Related-party transactions

Resolution n° 5 – Renewal of Deloitte et Associés as Statutory Auditor

Resolution n° 6 – Appointment of Pascale Boissel as member of the Supervisory Board

Resolution n° 7 – Renewal of Olivier Martinez as observer of the Supervisory Board

Resolution n° 8 – Determination of the compensation referred to in article L.225-83 of the French Commercial Code to be allocated to members of the Supervisory Board

Resolution n° 9 – Approval of the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2020 fiscal year

Resolution n° 10 – Approval of the compensation policy of the Chairman of the Executive Board for the 2020 fiscal year

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Resolution n° 11 – Approval of the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2020 fiscal year

Resolution n° 12 – Approval of the compensation policy of the Chairman of the Supervisory Board for the 2020 fiscal year

Resolution n° 13 – Approval of the compensation policy of the Supervisory Board members (except the Chairman of the Supervisory Board) for the 2020 fiscal year

Resolution n° 14 – Approval of the various components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the corporate officers (mandataires sociaux)

Resolution n° 15 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Chairman of the Executive Board

Resolution n° 16 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Executive Board members (except the Chairman of the Executive Board)

Resolution n° 17 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Chairman of the Supervisory Board

Resolution n° 18 – Authorization for the Company’s purchase of its own shares

II. Resolutions to be submitted to the extraordinary shareholder’s meeting:

Resolution n° 19 – Authorization granted to the Executive Board to allocate share subscription and/or share purchase options for the benefit of employees of the subsidiary of the Company, Innate Pharma Inc.

Resolution n° 20 – Authorization granted to the Executive Board to allocate existing or new free shares for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries as part of their variable annual compensation

Resolution n° 21 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries

Resolution n° 22 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of employees of the Company or its subsidiaries

Resolution n° 23 – Delegation of authority to the Executive Board for the purpose of issuing ordinary Company shares and/or of securities giving access to the share capital of the Company, with shareholders’ preferential subscription rights

Resolution n° 24 – Delegation of authority to the Executive Board for the purpose of issuing ordinary Company shares and/or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights, through a public offering

Resolution n° 25 – Delegation of authority to the Executive Board for the purpose of issuing, without shareholders’ preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company, through an offering referred to in paragraph 1° of Article L.411-2 of the French Monetary and Financial Code

Resolution n° 26 – Determination of the issuance price, up to the limit of 10% of the share capital per annum, of the ordinary shares and/or of securities giving access to the share capital of the Company, in the event of the suppression of shareholders’ preferential subscription rights

Resolution n° 27 – Delegation of authority to the Executive Board for the purpose of issuing of ordinary Company shares and /or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights and reserved for certain categories of investors

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Resolution n° 28 – Authorization granted to the Executive Board to increase of 15% the number of securities to be issued in the event of a share capital increase with or without shareholders’ preferential subscription rights

Resolution n° 29 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital

Resolution n° 30 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company

Resolution n° 31 – Overall cap applicable to the resolutions n° 23 to 25 and 27 to 30 above

Resolution n° 32 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

Resolution n° 33 – Delegation of power granted to the Executive Board for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorization to repurchase shares

Resolution n° 34 – Amendment to Article 15 IV. of the Articles of Association in order to change the quorum and majority for the deliberations of the Executive Board

Resolution n° 35 – Powers for formalities

TEXT OF RESOLUTIONS

I. Resolutions to be submitted to the ordinary shareholder’s meeting:

Resolution n° 1 - Approval of the annual financial statements for the 2019 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the report of the Executive Board, the Supervisory Board’s observations on the report of the Executive Board and the report of the Statutory Auditors on the performance of their mission during the fiscal year ended 31 December 2019, approves the annual financial statements as they were presented to the Shareholders’ meeting, as well as the transactions evidenced in these statements and summarized in these reports.

The Shareholders’ meeting acknowledges that the annual financial statements for the fiscal year ended 31 December 2019 show expenditures referred to in Article 39,4° of the French General Tax Code (Code général des impôts) and incurred by the Company during the fiscal year ended 31 December 2019 amounting to EUR160,815 for attendance fees and EUR10,745 for excess amortizations (amortissements excédentaires) on private passenger vehicles.

The Shareholders’ meeting also acknowledges that said financial statements do not show general expenses referred to in Article 39,5° of the French General Tax Code.

Resolution n° 2 – Approval of the consolidated financial statements for the 2019 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ meetings, having deliberated and reviewed the report of the Executive Board, the Supervisory Board’s observations on the report of the Executive Board and the report of the Statutory Auditors on the performance of their mission during the fiscal year ended 31 December 2019, approves the consolidated financial statements for the fiscal year ended 31 December 2019 (drawn up on 9 March 2020) as they were presented to the Shareholders’ meeting, as well as the transactions evidenced in these statements and summarized in these reports.

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Resolution n° 3 – Allocation of earnings for the fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report, decides to allocate the EUR22,122,419 profit incurred in the fiscal year ended 31 December 2019 to the accounting item entitled “Retained Earnings”. After the allocation of this profit, “Retained Earnings” will amount to a loss of EUR103,140,664.

Pursuant to Article 243 bis of the French General Tax Code, the General Shareholders’ meeting acknowledges that no dividend was distributed over the last three fiscal years.

Resolution n° 4 – Related-party transactions

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report and the special report of the Statutory Auditors on the related-party transactions referred to in Article L.225-86 of the French Commercial Code (Code de Commerce), acknowledges the conclusions outlined in said report and approves the related-party transactions mentioned therein pursuant to Article L.225-88 of the French Commercial Code.

Resolution n° 5 – Renewal of Deloitte et Associés as Statutory Auditor

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, noting that the mission of Deloitte et Associés expires at the end of this Shareholders’ meeting approving the financial statements for the fiscal year ended 31 December 2019, after having deliberated, renews the appointment of Deloitte et Associés, 6 place de la Pyramide, 92908 Paris La Défense Cedex in its functions as Statutory co-Auditor for a period of six years, until the end of the Ordinary Shareholders’ meeting called in 2026 to approve the financial statements for the fiscal year ended 31 December 2025.

Resolution n° 6 - Appointment of Pascale Boissel as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having deliberated, appoints as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2022 to approve the financial statements for the fiscal year ended 31 December 2021 of:

Mrs. Pascale Boissel

Residing at: 31, avenue des Cottages, 69300 Caluire et Cuire

Mrs. Pascale Boissel has indicated that she would accept the duties assigned to her and that nothing prevents her from accepting these duties.

Resolution n° 7 - Renewal of Olivier Martinez as observer of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, noting that the mission of Olivier Martinez as observer of the Supervisory Board expires today and having deliberated, renews the appointment as observer of the Supervisory Board for a period of one year to expire at the end of the ordinary shareholders’ meeting called in 2021 to approve the financial statements for the fiscal year ended 31 December 2020 of:

Mr. Olivier Martinez

Residing at: 4, rue Turgot, 75009 Paris

Olivier Martinez indicated that he accepts the duties assigned to him and that nothing prevents him from accepting these duties.

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Resolution n° 8 – Determination of the compensation referred to in article L.225-83 of the French Commercial Code to be allocated to members of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, after having deliberated and reviewed the Executive Board’s report, decides to allocate a maximum amount of EUR260,000 to the members of the Supervisory Board as a compensation under article L.225-83 of the French Commercial Code for the 2020 fiscal year.

The Shareholders’ meeting grants power to the Supervisory Board to distribute all or part of this amount among its members in accordance with the procedures it shall establish.

Resolution n° 9 – Approval of the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-82-2 of the French Commercial Code, the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2020 fiscal year, as described in section 2.1 of the corporate governance report attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 10 – Approval of the compensation policy of the Chairman of the Executive Board for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-82-2 of the French Commercial Code, the compensation policy of the Chairman of the Executive Board for the 2020 fiscal year, as described in section 2.1.2.1 of the corporate governance report attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 11 – Approval of the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-82-2 of the French Commercial Code, the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2020 fiscal year, as described in sections 2.1.2.2 and 2.1.2.3 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 12 – Approval of the compensation policy of the Chairman of the Supervisory Board for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-82-2 of the French Commercial Code, the compensation policy of the Chairman of the Supervisory Board for the 2020 fiscal year, as described in section 2.1.3.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.  255-102 of the French Commercial Code.

Resolution n° 13 – Approval of the compensation policy of the Supervisory Board members (except the Chairman of the Supervisory Board) for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-82-2 of the French Commercial Code, the compensation policy of the Supervisory Board members (except the Chairman of the Executive Board) for the 2020 fiscal year, as described in sections 2.1.3.2 and 2.1.3.3 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

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Resolution n° 14 – Approval of the various components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the corporate officers (mandataires sociaux)

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-100 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2019 to the corporate officers (mandataires sociaux), as described in section 2.2.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 15 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Chairman of the Executive Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-100 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2019 to the Chairman of the Executive Board, as described in section 2.2.2.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 16 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Executive Board members (except the Chairman of the Executive Board)

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-100 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2019 to the Executive board members (except the Chairman of the Executive Board), as described in sections 2.2.2.2 and 2.2.2.3 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 17 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2019 to the Chairman of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.225-100 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2019 to the Chairman of the Supervisory Board, as described in section 2.2.2.4 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 18 – Authorization for the Company’s purchase of its own shares

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, after having deliberated and reviewed the Executive Board’s report, authorizes the Executive Board, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L. 225-209 of the French Commercial Code, to purchase Company’s shares through the implementation of a share repurchase program.

The Shareholders’ meeting decides that:

-	the maximum purchase price (excluding expenses) per share is set at EUR20.00 and,

-	the maximum amount of funds allocated to the implementation of this share repurchase program may not exceed EUR1,000,000.

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In the event of a change in the nominal share value, a share capital increase by incorporation of reserves, an allocation of free shares to all shareholders, a split or reverse split of securities, a distribution of reserves or of any other assets, capital amortization or any other transaction affecting shareholders’ equity, the Shareholders’ meeting grants to the Executive Board, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L.225-209 et seq. of the French Commercial Code, the powers to adjust the purchase price above in order to take into account the effect of those transactions on the value of the share.

The Shareholders’ meeting decides that the Company may purchase a number of shares such that:

- the maximum number of shares that may be acquired pursuant to this authorization may not exceed 10% of the total number of shares comprising the Company’s share capital and 5% of the total number of shares comprising the Company’s share capital for the allocations made to retain shares and to subsequently use them as payment or in an exchange in the context of a merger, split or contribution transaction; it being specified that (i) these limits apply to an amount of the Company’s share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders’ meeting, and (ii) when the shares are bought back to promote liquidity the number of shares taken into account to calculate the above mentioned 10% limit corresponds to the number of shares purchased, minus the number of shares re-sold during the authorization period; and

- the allocations carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than 10% of its share capital.

This authorization is intended to allow the Company to pursue the following objectives, in compliance with applicable legislative and regulatory provisions:

(i) to retain the Company’s shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions, in accordance with stock market regulations;

(ii) to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company;

(iii) to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, stock option plans or through a company savings plan;

(iv) to ensure liquidity and to promote the secondary market for the Company’s securities;

(v) to cancel all or part of the repurchased securities, provided the thirty-third resolution below is adopted; and

(vi) to accomplish all other authorized goals or goals that could become authorized by law or recognized or that would be recognized as a market practice by the Autorité des Marchés Financiers, in which case the Company would inform its shareholders by way of a press release.

Purchase of Company’s shares may be carried out at any time, except during period of public offering on the Company share capital.

The Shareholders’ meeting decides that these purchase, sale, exchange or transfer transactions may be carried out in any manner, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over-the-counter transaction, such as an allocation or block trades, or by resorting to financial instruments, in particular financial derivatives negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through a private transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company’s Executive Board or by the person to whom the Executive Board delegated its authority. The maximum portion of the share capital acquired or transferred in the form of blocks trades can be the total amount of the repurchase program.

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Moreover, the Shareholders’ meeting grants full powers to the Executive Board, along with the power to sub-delegate pursuant to the conditions set forth in Article L.225-209 of the French Commercial Code, to decide and implement this authorization, to specify, if necessary, its terms and, in particular, to place any on or off-market orders, to allocate or reallocate purchased shares to the various set objectives, in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the Autorité des Marchés Financiers and, generally speaking, to take any necessary action in order to complete the transactions carried out pursuant to this authorization.

The Shareholders’ meeting also grants full powers to the Executive Board, if the law or the Autorité des Marchés Financiers were to extend or supplement to the authorized objectives for share repurchase programs, to inform the public of any changes to the repurchase program concerning the modified objectives, in accordance with applicable laws and regulations.

This authorization is granted for a period of eighteen (18) months from the date of this Shareholders’ meeting. It voids, from this day, as the case may be, any unused part of any prior authorization having the same purpose, i.e., any authorization relating to the repurchase of its own shares by the Company. This authorization therefore voids the authorization granted by the Shareholders’ meeting dated 22 May 2019 pursuant to its twenty-second resolution.

II. Resolutions to be submitted to the extraordinary shareholder’s meeting:

Resolution n° 19 – Authorization granted to the Executive Board to allocate share subscription and/or share purchase options for the benefit of employees of the subsidiary of the Company, Innate Pharma Inc.

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Article L. 225-177 et seq. of the French Commercial Code:

1. Authorizes the Executive Board to allocate, through one or more grants, and subject to the abstention periods provided for by law, options giving the right to subscribe for new shares of the Company to be issued as part of a capital increase or to purchase existing shares of the Company resulting from repurchases made in accordance with the conditions provided for by law, to the benefit of employees of the Company’s subsidiary Innate Pharma Inc., and therefore approves the implementation by the Executive Board of one or more share subscription and/or share purchase option plans with the characteristics described below;

2. Decides that the options that may be allocated under this authorization may not give the right, through exercise, to subscribe or purchase a total number of shares exceeding 130,000 shares, corresponding to a capital increase of a maximum nominal amount of EUR6,500; it being specified that this cap: (i) does not take into account any adjustments that may be made in accordance with applicable legal and regulatory provisions and, where applicable, contractual provisions providing for other cases of adjustment to preserve the rights of holders of securities or other rights giving access to the share capital; and (ii) will be adjusted to take into account any operation of division of the nominal value of the shares and increase in the number of shares that may take place prior to the allocation of the options;

3. Decides that the period during which the options must be exercised may not exceed 10 years from the date of their allocation;

4. Decides that the exercise price of the options allocated pursuant to this delegation shall be set on the day the options are allocated by the Executive Board so that the exercise price of the options may not be less than (i) in the case of share subscription and/or share purchase options, 80% of the average share price on the twenty stock market trading days preceding the day on which the options are allocated; (ii) and, but only in the case of share purchase options, 80% of the average purchase price of the shares held by the Company under Articles L. 225-208 and L. 225-209 of the French Commercial Code;

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5. Decides that the exercise price may only be modified during the term of the options to implement the measures necessary to protect the interests of the beneficiaries of the options pursuant to Article L. 225-181 of the French Commercial Code;

6. Acknowledges that the decision of the Shareholders' Meeting entails the waiver by the shareholders, in favor of the beneficiaries of the options, of their preferential subscription rights relating to the shares that will be issued as and when the share subscription options are exercised;

7. Decides to grant full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, in particular to:

-	determine the number of beneficiaries and the number of options granted to each of them;

-	establish the conditions for the allocation of options;

-	set, within the aforementioned limits, the exercise price of the options and the period during which the options may be exercised and decide on the conditions under which they will be adjusted, in the cases provided for by law;

-	set the exercise conditions and, if applicable, the performance conditions to which the exercise of options allocated to certain executives of the Company's subsidiary Innate Pharma Inc. will be subject;

-	impose, if applicable, a period during which the options may not be exercised and/or a period during which the shares acquired may not be sold;

-	temporarily suspend the exercise of options in certain cases;

-	take into account, in determining the characteristics of each plan, the legal constraints, in particular tax constraints, applicable depending on the jurisdiction in which the beneficiaries are located, in particular, with respect to the United States, Article 422 of the Federal Tax Code;

-	at its sole initiative, charge the costs of the capital increase against the amount of the premiums relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase; and

-	record the capital increase(s) resulting from the exercise of the options, carry out all acts and formalities in order to finalize the capital increase(s) carried out under this authorization, amend the Articles of Association accordingly and, more generally, take all necessary decisions within the scope of this authorization, grant all delegations of authority and do all that is necessary.

8. Acknowledges that, in the event that the Executive Board uses the delegation of authority granted to it in this resolution, the Executive Board shall inform the shareholders' meeting each year, in accordance with law, of the operations carried out under this resolution.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization may be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

Resolution n° 20 – Authorization granted to the Executive Board to allocate existing or new free shares for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries as part of their variable annual compensation

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Article L.225-197-1 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 200,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Free Shares”).

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This authorization must be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Free Shares, in the case of new shares, will result in a capital increase of EUR10,000 capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of Free Shares, to the said reserves.

(2)	Vesting and retention periods

The Executive Board shall determine, for each allocation, (i) either a vesting period of one year after which the allocation of existing or new shares will become definitive, followed by a mandatory retention period of one year which runs from the definitive allocation of the Free Shares (ii) or a vesting period of two years. The definitive allocation of the Free Shares at the end of the vesting period must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law), which will be observed on the same date as the performance criteria.

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article 341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of Free Shares, including:

-	to determine the eligibility of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance conditions allowing the definitive allocation of the Free Shares, considering that the Free Shares being linked to the variable annual compensation of the beneficiaries, these performance conditions will be the same for the variable annual compensation and will be measured during the same period (and then, as the case may be, during a period different from the acquisition period);

-	to determine the identity of the beneficiaries and the number of Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Free Shares;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Free Shares will be allocated;

-	as required, to take all measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provision;

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-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-fourth resolution.

Resolution n° 21 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Article L.225-197-1 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 770,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Performance Free Shares”).

This authorization must be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Performance Free Shares, in the case of new shares, will result in a capital increase of EUR38,500, capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Performance Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of the Performance Free Shares, to the said reserves.

(2)	Vesting period

The Executive Board shall determine, for each allocation, a vesting period of at least three years after which the allocation of existing or new shares will become definitive. The definitive allocation of the Performance Free Shares at the end of the vesting period must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law).

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article 341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Performance Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

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(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of the Performance Free Shares, including:

-	to determine the eligibility of executive officer, employed member of the Executive Committee, employed senior executives and/or corporate officer of the Company as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance criteria granting the definitive allocation of the Performance Free Shares;

-	to determine the identity of the beneficiaries and the number of the Performance Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Performance Free Shares including the performance criteria requested for the definitive allocation of the Performance Free Shares;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Performance Free Shares will be allocated;

-	as required, to take all measures in order to preserve the rights of the holders of the Performance Free Shares pursuant to any legal or regulatory provision;

-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Performance Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-fifth resolution.

Resolution n° 22 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of employees of the Company or its subsidiaries

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Article L.225-197-1 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of employees of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 910,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Performance Free Shares”).

This authorization shall be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Performance Free Shares, in the case of new shares, will result in a capital increase of EUR45,500, capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Performance Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of the Performance Free Shares, to the said reserves.

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(2)	Vesting period

The Executive Board shall determine, for each allocation, a vesting period of at least three years after which the allocation of existing or new shares will become definitive. The definitive allocation of the Performance Free Shares at the end of the vesting period must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law).

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article 341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Performance Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of the Performance Free Shares, including:

-	to determine the eligibility of the employees of the Company or its subsidiaries as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance criteria granting the definitive allocation of the Performance Free Shares;

-	to determine the identity of the beneficiaries and the number of Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Performance Free Shares including the performance criteria requested for the definitive allocation of the Performance Free Share;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Performance Free Shares will be allocated;

-	as required, to take all measures in order to preserve the rights of the holders of the Performance Free Shares pursuant to any legal or regulatory provision;

-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Performance Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-sixth resolution.

Resolution n° 23 – Delegation of authority to the Executive Board for the purpose of issuing ordinary Company shares and/or of securities giving access to the share capital of the Company, with shareholders’ preferential subscription rights

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of articles L.225-129 to L.225-129-6 and L.228-91 et seq. of the French Commercial Code:

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1. Delegates its authority to the Executive Board to decide with shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, including through the allocation of free share warrants, to be subscribed in cash or by offset of debt, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issuance may be carried out once in full or in several installments, in the proportions and at the times it shall determine, both in France and outside of France. It is hereby further specified that the Executive Board will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chairman of the Executive Board or, with the Chairman’s approval, to one or more of its members, under the conditions set forth by law;

2. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3. Decides that the nominal amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to this delegation cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this amount will be included in the overall nominal cap amount of EUR1,183,691.55 set forth in the thirty-first resolution of this Shareholders’ meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4. Also delegates its authority to the Executive Board for the purpose of deciding on the issuance of securities that are debt securities giving access to share capital of the Company to be issued;

5. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

6. Decides that the shareholders will have the option of exercising their preferential subscription right with respect to the amount they are irrevocably entitled to, under the conditions set forth by law. In addition, the Executive Board will have the option of granting shareholders the right to subscribe, subject to a reduction, a number of securities that is higher than the amount they are irrevocably entitled to, in proportion to the subscription rights they hold and, in all cases, up to the limit of the amount they request. If the subscriptions made as an irrevocable right and, as the case may be, the subscriptions subject to a reduction, have not exhausted the total amount of an issuance of securities, the Executive Board can decide to:

-	limit the amount of the capital increase to the amount subscribed, provided it reaches at least three quarters of the increase decided;

-	decide to freely allot all or part of the unsubscribed shares or securities,

-	offer all or part of the unsubscribed shares or securities to the public.

7. Decides that, regarding the preferential subscription right attached to treasury shares, the Executive Board will be able to decide not to take into account such shares to determine the preferential subscription right attached to the other shares, to allocate the preferential subscription right attached to treasury shares between the shareholders pro-rata to their rights, or to sell them on the market;

8. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

9. Decides that the amount paid or that should be paid to the company for each of the shares issued pursuant to this delegation will be at least equal to the nominal value of the share on the issuance date of said shares;

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10. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board; it being specified that in the case the size of the capital increase presented to the Supervisory Board by the Executive Board represent, alone or together with the capital increases realized pursuant to this resolution and the twenty-fourth, twenty-fifth, twenty-seventh, twenty-eighth, twenty-ninth and thirtieth resolutions of this Shareholders’ meeting, prior or simultaneous with the said capital increase, more than two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board shall decide by a majority of two-thirds of its members;

11. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

12. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to a share capital increase with shareholders’ preferential subscription rights, covering the shares and securities referred to in this resolution. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-seventh resolution; and

13. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the following ordinary Shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 24 – Delegation of authority to the Executive Board for the purpose of issuing ordinary Company shares and/or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights, through a public offering

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of articles L.225-129 to L.225-129-6, L.225-135, L.225-136 and L.228-91 et seq. of the French Commercial Code:

1. Delegates its authority to the Executive Board to decide, without shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, to be subscribed in cash or by offset of debt, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issuance is to be carried out through a public offering, once in full or in several installments, at the time or times set by the Executive Board and in the proportions it shall determine, both in France and outside of France. It is hereby further specified that the Executive Board will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chairman of the Executive Board or, with the Chairman’s approval, to one or more of its members, under the conditions set forth by law;

2. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3. Decides that the nominal amount of the share capital increases that could potentially be carried out immediately or in the future pursuant to this delegation cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this amount will be included in the overall nominal cap amount of EUR1,183,691.55 set forth in the thirty-first resolution of this Shareholders’ meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

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4. Also delegates its authority to the Executive Board for the purpose of deciding on the issuance of securities that are debt securities giving access to share capital of the Company to be issued;

5. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

6. Decides to suppress the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation. The Executive Board will have the option to grant shareholders a priority subscription period bearing on all or part of the issuance of these securities, for an amount they are irrevocably entitled to and, possibly, subject to reduction, for duration and under conditions it shall determine, in accordance with the provisions of paragraph 5 of Article L.225-135 of the French Commercial Code. This priority period shall not give rise to the creation of marketable entitlements and shall be exercised in proportion to the number of shares owned by each shareholder and may potentially be supplemented by a subscription subject to reduction;

7. Acknowledges that if the subscriptions have not absorbed all of the issuance of shares or securities giving access to the share capital, the Executive Board may limit the amount of the transaction to the amount of the subscriptions received;

8. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

9. Decides that the issuance price of the shares issued pursuant to this delegation will be at least equal to the minimum value set forth by law and applicable regulations at the time this delegation is used, which currently corresponds to the weighted average of the price of the share during the last three stock market trading days prior to the launch of the public offering (within the meaning of Regulation (EU) 2017/1129) of the shares issued pursuant to this delegation, minus as the case may be a maximum discount of 10% of this amount after any applicable corrections in order to account for the difference in dividend entitlement date (date de jouissance) if any;

10. Decides that the issue price of the securities giving access to the share capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount to be received in the future for each share issued as a result of the issue of these securities, is at least equal to the minimum issuance price defined in the preceding paragraph;

11. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board; it being specified that in the case the size of the capital increase presented to the Supervisory Board by the Executive Board represent, alone or together with the capital increases realized pursuant to this resolution and the twenty-third, twenty-fifth, twenty-seventh, twenty-eighth, twenty-ninth and thirtieth resolutions of this Shareholders’ meeting, prior or simultaneous with the said capital increase, more than two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board shall decide by a majority of two-thirds of its members;

12. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

13. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation of authority relating to a share capital increase without shareholders’ preferential subscription rights, covering the shares and securities referred to in this resolution. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-eighth resolution; and

14. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the following ordinary Shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

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The delegation of authority thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 25 – Delegation of authority to the Executive Board for the purpose of issuing, without shareholders’ preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company, through an offering referred to in paragraph 1° of Article L.411-2 of the French Monetary and Financial Code

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of articles L.225-129 to L.225-129-6, L.225-135, L.225-136, L.228-91 et seq. of the French Commercial Code and L.411-2 of the French Monetary and Financial Code:

1. Delegates its authority to the Executive Board to decide, without shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, to be subscribed in cash or by offset of debt, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issuance is to be carried out through an offering qualified as a “private placement” referred to in Article L.411-2 1° of the French Monetary and Financial Code. It is hereby further specified that the Executive Board will also have the option to sub-delegate all necessary powers to decide and implement on the share capital increase to the Chairman of the Executive Board or, with the Chairman’s approval, to one or more of its members, under the conditions set forth by law;

2. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3. Decides that the nominal amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to this delegation cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this amount will be included in the overall nominal cap amount of EUR1,183,691.55 set forth in the thirty-first resolution of this Shareholders’ meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4. Decides that, issuance of capital securities carried out pursuant to this delegation will not, in any event, exceed the limits set out by the applicable regulations on the issue date, i.e. 20% per annum at the time of the issuance (it being specified that this 20% limit shall be assessed at any time and shall apply to the share capital as adjusted according to the transactions, with or without a public offering, affecting it subsequent to this Shareholders’ meeting);

5. Also delegates its authority to the Executive Board for the purpose of deciding on the issuance of securities that are debt securities giving access to share capital of the Company to be issued;

6. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

7. Decides to suppress the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation;

8. Acknowledges that if the subscriptions have not absorbed all of the issuance of shares or securities giving access to the share capital, the Executive Board may limit the amount of the transaction to the amount of the subscriptions received;

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9. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

10. Decides that the issuance price of the shares issued pursuant to this delegation will be at least equal to the minimum value set forth by law and applicable regulations at the time this delegation is used, which currently corresponds to the weighted average of the price of the share during the last three stock market trading days prior to the launch of the public offering (within the meaning of Regulation (EU) 2017/1129) of the shares issued pursuant to this delegation, minus as the case may be a maximum discount of 10% of this amount after any applicable corrections in order to account for the difference in dividend entitlement date (date de jouissance) if any;

11. Decides that the issue price of the securities giving access to the share capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount to be received in the future for each share issued as a result of the issue of these securities, is at least equal to the minimum issuance price defined in the preceding paragraph;

12. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board; it being specified that in the case the size of the capital increase presented to the Supervisory Board by the Executive Board represent, alone or together with the capital increases realized pursuant to this resolution and the of the twenty-third, twenty-fourth, twenty-seventh, twenty-eighth, twenty-ninth and thirtieth resolutions of this General meeting, prior or simultaneous with the said capital increase, more than two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board shall decide by a majority of two-thirds of its members;

13. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

14. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to a share capital increase without shareholders’ preferential subscription rights through an offering referred to in paragraph 1° of Article L.411-2 of the French Monetary and Financial Code, covering the shares and securities referred to in this resolution. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its twenty-ninth resolution; and

15. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the subsequent ordinary Shareholders’ meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 26 – Determination of the issuance price, up to the limit of 10% of the share capital per annum, of the ordinary shares and/or of securities giving access to the share capital of the Company, in the event of the suppression of shareholders’ preferential subscription rights

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of paragraph 2 of Article L.225-136 1° of the French Commercial Code, and up to the limit of 10% of the share capital per annum at the time of the issuance (it being specified that this 10% limit shall be assessed at any time and shall apply to the share capital as adjusted according to the transactions, with or without a public offering, affecting it subsequent to this Shareholders’ meeting):

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1. Authorizes the Executive Board, with the option to sub-delegate, under the conditions set forth by law, to set the price of the ordinary shares issued directly or through the issuance of any other securities giving access to the share capital, after taking into account any market opportunities, at a price that is at least equal to the volume-weighted average (in the central order book excluding off-market block trades) of the prices of the Company’s share on Euronext Paris during the last five stock market trading days preceding the date upon which the issuance price is set, it being specified that this average could be adjusted, if necessary, to account for the different dividend entitlement date (date de jouissance) and potentially be discounted by a maximum amount of 15%;

2. Specifies that the five stock market trading days above are those that will immediately precede the determination of the issuance price of the ordinary shares, such determination to take place at the close of the period during which investors are placing firm or indicative subscription orders (such period being the bookbuilding period) and therefore to reflect the price of such orders;

3. Acknowledges that the Executive Board will have the option to implement this resolution both pursuant to the twenty-fourth and twenty-fifth resolutions;

4. Acknowledges in the event the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall prepare a supplementary report, certified by the Statutory Auditors, describing the final terms of the transaction and providing the criteria for assessing the actual impact on the shareholder’s situation.

The delegation of authority thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 27 – Delegation of authority to the Executive Board for the purpose of issuing of ordinary Company shares and /or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights and reserved for certain categories of investors

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of articles L.225-129 to L.225-129-6, L.225-135, L.225-138 and L.228-91 et seq. of the French Commercial Code:

1. Delegates its authority to the Executive Board to decide, without shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, to be subscribed in cash or by offset of debt, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). It is hereby further specified that the Executive Board will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chairman of the Executive Board or, with the Chairman’s approval, to one or more of its members, under the conditions set forth by law;

2. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3. Decides that the overall nominal amount of the share capital increases that could potentially be carried out immediately or in the future pursuant to this delegation cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this amount will be included in the overall nominal cap amount of EUR1,183,691.55 set forth in the thirty-first resolution of this Shareholders’ meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

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5. Decides to suppress the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation and to reserve the right to subscribe:

(a) as part of an industrial or strategic agreement with the Company, to:

— industrial or commercial companies involved in the pharmaceutical / biotechnological sector, or

— investment companies or investment funds’ management companies or to investment funds, governed by French or foreign law, or

— any other legal person (including a trust) or natural person that invests on a regular basis, in the pharmaceutical / biotechnological sector, and

(b) in the context of an offer pursuant to article L.411-2 1° of the French Monetary and Financial Code for French investors and pursuant to the equivalent provisions for foreign investors to:

— industrial or commercial companies involved in the pharmaceutical / biotechnological sector, or

— investment companies or investment funds’ management companies or to investment funds, governed by French or foreign law, or

— any other legal person (including a trust) or natural person that invests on a regular basis, in the pharmaceutical / biotechnological sector,

meeting, in each of the cases referred to above, the criteria for participating in such an offer, or

— investment services providers, governed by French or foreign law, able to underwrite the completion of such an offer;

6. Delegates its authority to the Executive Board, with sub-delegation faculty, that the issuance price of the shares issued or any instrument giving access to the ordinary shares of the Company, after considering the market opportunities, will be at least equal to the volume-weighted average (in the central order book and off-exchange blocks) of the Company's share price on the Euronext Paris regulated market for the last five stock market trading days preceding the date on which the issuance price is set, minus as the case may be a maximum discount of 15% of the amount after any applicable corrections price, in order to account for the difference in dividend entitlement date (date de jouissance) if any;

7. Specifies that the five stock market trading days above are those that will immediately precede the determination of the issuance price of the ordinary shares, such determination to take place at the close of the period during which investors are placing firm or indicative subscription orders (such period being the bookbuilding period) and therefore to reflect the price of such orders;

8. Grants to the Executive Board, with the power to sub-delegate, all powers to proceed to the execution of this delegation under the conditions set forth by law and particularly to fix the investors’ list, in the categories of mentioned investors above for which the preferential subscription right of shareholders to the securities to be issued has been suppressed and determine the number to allocate to each beneficiary;

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9. Decides that before using this delegation of competence, the Executive Board will have to submit the principle to the Supervisory Board, provided that, if the size of the capital increase presented to the Supervisory Board by the Executive Board, alone or together with the other capital increase pursued under the twenty-third, twenty-fourth, twenty-fifth, twenty-eighth, twenty-ninth and thirtieth resolutions of this Assembly before or within the above-mentioned increase, more than two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board will be called to decide at the two-thirds majority of its members.

10. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

11. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

12. Acknowledges that this delegation voids, from this day, as the case may be, any prior delegation of authority having the same purpose, i.e., any delegation of authority relating to a share capital increase without shareholders’ preferential subscription rights and reserved for certain categories of investors, covering the shares and securities referred to in this resolution. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its thirty-first resolution; and

13. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the following ordinary shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Executive Board is valid for a term of eighteen (18) months as from the date of this Shareholders’ meeting.

Resolution n° 28 – Authorization granted to the Executive Board to increase of 15% the number of securities to be issued in the event of a share capital increase with or without shareholders’ preferential subscription rights

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of Article L.225-135-1 of the French Commercial Code:

1. Authorizes the Executive Board, with the option to sub-delegate to its Chairman or, with the Chairman’s approval, to one or more of its members, under the conditions set forth by law, to increase the number of securities to be issued for each of the issuances, with or without shareholders’ preferential subscription rights, decided upon pursuant to twenty-third, twenty-fourth, twenty-fifth and twenty-seventh resolutions of this Shareholders’ meeting within thirty days following the closing of the subscription period, up to a limit of 15% of the initial issuance, and at the same price as the price retained for the initial issuance; and

2. Decides that the maximum nominal amount of the capital increases that could potentially be carried out pursuant to this delegation of authority will be included in the overall nominal share capital increase caps set by the thirty-first resolution of this Shareholders’ meeting.

The authorization granted to the Executive Board pursuant to the resolution is valid for a term of twenty sixth (26) months as from the date of this Shareholders’ meeting.

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Resolution n° 29 – Delegation of powers to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of articles L.225-129 to L.225-129-6, L.225-147, 6th paragraph, and L.228-91 et seq. of the French Commercial Code:

1. Delegates its authority to the Executive Board for the purpose of deciding on the issuance of shares or any other securities giving access to the share capital of the Company, in order to offer compensation for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the share capital, when the provisions of Article L.225-148 of the French Commercial Code do not apply and decides, as necessary, to suppress the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of the holders of these securities, it being specified that the overall nominal amount of the capital increases that could potentially be carried out pursuant to this delegation may not, at the time of the issuance exceed 10% of the share capital (this 10% limit shall apply at any time to a capital adjusted according to the transactions affecting it subsequent to this Shareholders’ meeting), it being further specified that this amount will be included in the EUR1,183,691.55 overall nominal cap amount set forth in the thirty-first resolution of this Shareholders’ meeting;

2. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3. Also delegates its authority to the Executive Board for the purpose of deciding on the issuance of securities that are debt securities giving access to share capital of the Company to be issued;

4. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

5. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

6. Decides that the Executive Board will have full powers, with the option to sub-delegate under the conditions set forth by law, to implement this resolution and, in particular, to set the list of securities contributed, approve or reduce the valuation of contributions and the granting of specific advantages, to set, as the case may be, the cash amount to be paid, and acknowledge the number of securities contributed to the exchange;

7. Decides that prior to using this delegation of powers, the Executive Board must submit the principle of its use to the ; it being specified that in the case the size of the capital increase presented to the Supervisory Board by the Executive Board represent, alone or together with the capital increases realized pursuant to this resolution and twenty-third, twenty-fourth, twenty-fifth, twenty-seventh, twenty-eighth and thirtieth resolutions of this General meeting, prior or simultaneous with the said capital increase, more two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board shall decide by a majority of two-thirds of its members;

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8. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

9. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to the issuance of shares or any other securities giving access to the share capital without preferential subscription rights maintained offering compensation for contributions in kind bearing on capital securities or securities giving access to the share capital. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its thirty-third resolution; and

10. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the following ordinary Shareholders’ meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Executive Board pursuant to this resolution is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 30 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-6, L.225-148, and L.228-91 et seq. of the French Commercial Code:

1. Delegates its authority to the Executive Board for the purpose of deciding on the issuance of shares as well as any other securities giving access to the share capital of the Company, as compensation for securities tendered in the context of a public exchange offer initiated by the Company and carried out in France or outside of France in accordance with local regulations, relating to the securities of another company admitted to trading on one of the regulated markets described in Article L.225-148 of the French Commercial Code, and decides, as necessary, to suppress the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of holders of these securities;

2. The nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this amount will be included in the EUR1,183,691.55 overall nominal cap amount set forth in the thirty-first resolution of this Shareholders’ meeting and that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

3. Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

4. Also delegates its authority to the Executive Board for the purpose of deciding on the issuance of securities that are debt securities giving access to share capital of the Company to be issued;

5. Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued, that could potentially be issued pursuant to this delegation will amount to a maximum of EUR150 million or to the exchange value of this amount in the event of an issuance carried out in a foreign currency or in any currency unit set through reference to a number of currencies;

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6. Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies the shareholders’ renunciation to their preferential subscription right to shares that these securities grant rights over immediately or in the future;

7. Decides that the Executive Board will have full powers, with the option to sub-delegate under the conditions set forth by law, to implement this resolution and, in particular, to set the exchange parity as well as, if applicable, the cash amount to be paid, and to acknowledge the number of securities contributed to the exchange;

8. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the ; it being specified that in the case the size of the capital increase presented to the Supervisory Board by the Executive Board represent, alone or together with the capital increases realized pursuant to this resolution and twenty-third, twenty-fourth, twenty-fifth, twenty-seventh, twenty-eighth and twenty-ninth resolutions of this General meeting, prior or simultaneous with the said capital increase, more than two-thirds of the overall nominal amount provided under the thirty-first resolution, the Supervisory Board shall decide by a majority of two-thirds of its members;

9. Decides that the Executive Board cannot, unless authorized in advance by the Shareholders’ meeting, make use of this authorization during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

10. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to the issuance of ordinary shares and/or any other securities giving access to the share capital in the event of a public exchange offer initiated by the Company. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on the 22 May 2019 pursuant to its thirty-fourth resolution; and

11. Acknowledges that, in the event of the use by the Executive Board of the delegation of authority granted by this resolution, the Executive Board shall report to the following ordinary Shareholders’ meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Executive Board pursuant to this resolution is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 31 – Overall cap applicable to the resolutions n° 23 to 25 and 27 to 30 above

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated, decides that the overall amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to the twenty-third to twenty-fifth and twenty-seventh to thirtieth resolutions of this Shareholders’ meeting, cannot exceed an overall nominal amount of EUR1,183,691.55 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 23,673,831 shares), it being specified that this overall amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

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Resolution n° 32 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, within the framework of the provisions of articles L.3332-18 et seq. of the French Labor Code and of Article L.225-138-1 of the French Commercial Code and in accordance with the provisions of Article L.225-129-6 of that same Code:

1. Delegates all powers to the Executive Board for the purpose of increasing the Company’s share capital, either once in full or in several installments, in the proportions and at the times it shall determine, by a maximum nominal amount of EUR10,000 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 200,000 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in Article L.225-180 of the French Commercial Code and Article L.3344-1 of the French Labor Code;

2. Decides that the subscription price of the new shares will be equal to 80% of the average of the first listed prices of the Company’s share on the Euronext Paris stock exchange during the twenty stock market trading days preceding the date of the decision setting the opening date for subscription when the duration of the lock-up period stipulated by the savings plan pursuant to Article L.3332-25 et seq. of the French Labor Code is less than 10 years, and to 70% of this average when said lock-up period is greater than or equal to 10 years. Nevertheless, the Shareholders’ meeting expressly authorizes the Executive Board, if it thinks it appropriate, to reduce or suppress the above-mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company savings plan benefiting from the capital increase reside;

3. The Executive Board will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company’s share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20% or 30% when the lock-up period stipulated by the plan pursuant to articles L.3332-25 et seq. of the French Labor Code is greater than or equal to 10 years;

4. Decides, pursuant to Article L.3332-21 of the French Labor Code, that the Executive Board may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company’s share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in articles L.3332-10 et seq. of the French Labor Code;

5. Decides to suppress, in favor of members of a company savings plan, the shareholders’ preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution gives access to;

6. Decides that the characteristics of the other securities giving access to the share capital will be decided by the Executive Board, under the conditions set forth by applicable regulations;

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7. Decides that the Executive Board shall have all powers, with the power to delegate or sub-delegate pursuant to applicable legal and regulatory provisions, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issuances to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates (dates de jouissance) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company’s share capital, requesting the created securities’ admission to trading on the stock market wherever appropriate, announcing the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each share capital increase;

8. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board; and

9. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to the issuance shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 29 May 2018 pursuant to its thirty-first resolution.

The delegation thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

Resolution n° 33 – Delegation of power granted to the Executive Board for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorization to repurchase shares

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, having reviewed the report of the Executive Board and the special report of the Statutory Auditors, subject to the adoption of the authorization allowing the Company to repurchase its own shares as detailed in the eighteenth resolution above, authorizes the Executive Board, pursuant to the provisions of Articles L.225-209 et seq. of the French Commercial Code, to cancel, in the proportions and at the times it shall determine, once in full or in several installments, all or part of the Company’s shares that the Company holds pursuant to the authorization granted to the Executive Board to repurchase the Company’s shares, and to reduce the share capital by the overall nominal amount of the shares thus cancelled, within the limit of 10% of the share capital over a period of twenty-four (24) months; it being reminded that this 10% limit applies to the Company’s share capital, which may, if applicable, be adjusted according to transactions affecting the share capital that may occur subsequent to this Shareholders’ meeting.

The Shareholders' meeting grants full power to the Executive Board, with the power to sub-delegate under the conditions set forth by law, for the purpose of proceeding with said capital reduction, acknowledging its successful completion, adding the difference between the cancelled share repurchase price and their par value to all items relating to reserves or premiums, carrying out the corresponding amendments to the by-laws, as well as making any declarations to the Autorité des Marchés Financiers, complete any other formalities and, generally speaking, take any necessary action.

This authorization is granted for a term of eighteen (18) months as from the date of this Shareholders’ meeting. It voids, as from this day, as the case may be, any unused part of any prior delegation of authority granted to the Executive Board, having the same purpose, i.e., any delegation relating to the reducing of the share capital by cancellation of treasury shares. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 22 May 2019 pursuant to its thirty-seventh resolution.

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Resolution n° 34 – Amendment to Article 15 IV. of the Articles of Association in order to change the quorum and majority for the deliberations of the Executive Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, having reviewed the report of the Executive Board and the draft of the new Articles of Association, decides:

-	to amend the first sentence of the second paragraph of Article 15 IV. of the Articles of Association “Composition of the Executive Board” as follows:

“In order for deliberations to be valid, three-quarters of the members of the Executive Board must be effectively present.”;

-	to add the following sentence after the fourth paragraph of Article 15 IV. of the Article of Association “Composition of the Executive Board”:

“In the event of a tie in the votes cast for or against a decision (abstentions not being taken into account), the Chairman of the Executive Board has a casting vote.”.

The remainder of Article 15 IV. “Composition of the Executive Board” remains unchanged.

Resolution n° 35 – Powers for formalities

The Shareholders’ meeting grants full powers to the holder of an original, a copy, or an excerpt of the minutes of these resolutions for the purpose of completing any legal formalities.

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All shareholders, regardless of the number of shares they own, have the right to participate in the General Meeting under the conditions set out below.

In accordance with Article 4 of the Covid-19 Ordinance, the General Meeting shall be held without the shareholders and other persons entitled to attend being physically present. Shareholders are therefore invited to vote at the general meeting either by mail or by proxy.

In accordance with Article R. 225-85 of the French Commercial Code, the right to participate in the General Meeting is evidenced by the registration of the shares in the name of the shareholder or in the name of the intermediary registered on his behalf, on the second business day preceding the meeting at midnight, Paris time:

-	for shareholders who own registered shares, registration of their shares in the Company’s registers held for the Company by its agent, SOCIETE GENERALE (Service des Assemblées - CS 30812 - 44308 NANTES CEDEX 3);

-	for shareholder holding bearer shares, a certificate of shareholding provided by the authorised intermediary which holds the bearer shares account and appended to the voting form or proxy or admission request form.

The registration of shares in the bearer share accounts held by the authorized banking or financial intermediary is evidenced by a certificate of participation issued by the latter, attached to the distance voting or proxy form drawn up in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Request for registration of items or draft resolutions

Application for registration of points or draft resolutions to the agenda by shareholders representing at least 5% of the Company's share capital must be sent electronically to the following address: investors@innate-pharma.fr, no later than the twenty-fifth day prior to the date of the meeting, and may not be sent more than twenty days after the date of this notice. The applicants shall (i) provide evidence of their ownership at the application date, by the registration of the corresponding securities either in the registered share accounts held for the Company by SOCIETE GENERALE, or in the bearer securities accounts held by an authorized intermediary account holder, and (ii) send with their request a certificate of registration in the account. The request for an additional item on the agenda must be motivated. The application is accompanied by the text of the draft resolutions, which can be accompanied by a brief statement of reasons. Where the draft resolution concerns the presentation of a candidate for the post of board of directors or supervisory board member, it is accompanied by the information referred to in 5 of Article R. 225-83 of the Commercial Code.

Consideration by the shareholders' meeting of the items or draft resolutions submitted by shareholders under the above conditions is subject to the submission by the authors of the request of a new certificate proving that the shares have been recorded in the same accounts by midnight, Paris time, on the second business day preceding the meeting.

To vote by mail or to issue a proxy:

Registered shareholders receive directly the single voting or proxy form, attached to the notice of meeting, which they must complete, sign and return, using the T envelope attached to the notice of meeting.

Bearer shareholders must request a single voting or proxy form from their account holder, which will forward it together with a certificate of participation to SOCIETE GENERALE. In order to be honoured, any request for a single voting or proxy form must be received no later than six calendar days before the date of the Meeting, i.e. May 13, 2020, in accordance with the provisions of Article R.225-75 of the French Commercial Code.

In order to be counted, the completed and signed postal voting form must be returned no later than three days before the date of the Meeting, i.e. no later than May 15, 2020.

In accordance with Article 6 of Decree No. 2020-148 of 10 April 2020, by way of derogation to the first sentence of Article R.225-80 of the French Commercial Code, proxies with indication of the representative must be received by the Company on the fourth day preceding the Meeting at the latest, i.e. on May 15, 2020 at the latest.

The representative submits its instructions for the exercise of the proxies it received, by scanning the proxy form and sending it to Société Générale, by e-mail at the following e-mail address: assemblees.generales@sgss.socgen.com. The proxy form must indicate the following information: last name, first name and address of the representative, the indication “As representative”, and must be dated and signed. Voting indications must be filled in the “I vote by post” section of the proxy form. A copy of the identity card and, when necessary, a power of attorney given from the legal entity the representative represents, must be included. To be processed, the e-mail must be received by Société Générale, four days before the Meeting date at the latest. In addition, for its own voting rights, the representative sends its instruction in the usual way.

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In the event that a proxy and postal voting form is returned by an intermediary, the Company reserves the right to question the said intermediary to find out the identity of the voters.

In accordance with Article 7 of Decree No. 2020-148 of 10 April 2020, by way of derogation to Article R.225-85 of the French Commercial Code, any shareholder was has already cast a postal vote or sent a proxy as provided above may choose another mean of participating to the Meeting, provided that its instruction to that effect is received within the abovementioned time limits. By way of derogation to Article R.225-80 of the French Commercial Code, the instructions previously received will then be revoked.

Pursuant to Article R. 225-85 of the French Commercial Code, any shareholder may sell all or part of his or her shares after having cast a postal vote or sent a proxy and before the general meeting:

- if the sale occurs before midnight, Paris time, on the second business day prior to the meeting, the Company shall invalidate or modify, as the case may be, the vote cast by remote voting or the proxy, as the case may be. To this end, the authorised intermediary holding the account shall notify the Company or SOCIETE GENERALE of the transfer and provide it with the necessary information;

- if the transfer occurs after midnight, Paris time, on the second business day preceding the meeting, it need not be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

The procedures for participating and voting by videoconference or by electronic means of telecommunication were not adopted for this shareholders' meeting. No site referred to in article R. 225-61 of the French Commercial Code will be developed for this purpose.

Written questions:

As from the date of this insertion, any shareholder will be entitled to address written questions to the Chairman of the Management Board of the Company. These questions must be sent to the attention of the Chairman of the Executive Board by electronic mail to the following address: investors@innate-pharma.fr, no later than the fourth business day prior to the date of the shareholders' meeting. They must be accompanied by a certificate of account registration.

Shareholders' communication rights

Shareholders may obtain the documents provided for in Articles R. 225-81 and R. 225-83 of the French Commercial Code by electronic means from the following address: investors@innate-pharma.fr or from SOCIETE GENERALE, in accordance with the deadlines and conditions of Article R. 225-88 of the French Commercial Code and Article 3 of the Covid-19 Ordinance. In that case, the shareholder must mention his or her e-mail address in his or her request.

For an uninterrupted period beginning no later than the twenty-first day prior to the meeting, the Company will publish on its website (www.innate-pharma.com) the information and documents referred to in Article R. 225-73-1 of the French Commercial Code.